5151 San Felipe Street Suite 2500 Houston, Texas 77056 Tel: 713-386-3701

Via EDGAR and Federal Express

December 31, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Pipeline Partners LP

Amendment No. 2 to Registration Statement on Form S-1

Filed December 10, 2014

File No. 333-198990

Ladies and Gentlemen:

Set forth below are the responses of Columbia Pipeline Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2014, with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-198990, filed with the Commission on December 10, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 4 marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of your corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of your comment or Amendment No. 4, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Securities and Exchange Commission

December 31, 2014

Cash Distribution Policy and Restrictions on Distributions, page 63

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2015, page 69

1.	We note your response to comment 1 in our letter dated December 3, 2014 and have the following comments:

•	In order to estimate GAAP and cash interest expense within your calculation of cash available for distribution, we assume you estimated the portion of spin-off operating and capital expenditures and expansion capital expenditures that was funded by borrowings and the portion that was funded by proceeds from the IPO. On page 74 under the heading “Financing,” please revise your disclosure to quantify for your investors the portion of these expenditures that you assumed was funded by borrowings and the portion that you assumed was funded by IPO proceeds.

•	In the same location, also add disclosure discussing the limitations of these sources of financing in future years. In doing so, clarify whether you expect all IPO proceeds to be spent during the year ended December 31, 2015 or whether you expect any proceeds to remain available for future use, and clarify any limitations on the amount you can borrow under the intercompany money pool agreement. We believe it is important to explain in a transparent manner the risks that sources of funding seen in your projection of cash available for distribution in 2015 may not be available in future periods.

•	Finally, revise your disclosure under “Use of Proceeds” to clearly indicate that you will use a quantified portion of proceeds to fund these expenditures, and ensure that the amount quantified agrees to the amount specified in your discussion of cash available for distribution. If you are unable to definitely state that a set amount of proceeds will be used to fund these expenditures, you should revise your calculation of cash available for distribution and the related narrative assumptions to clearly state that because you do not know if any proceeds will remain for this use, you have assumed that all expenditures will be funded through borrowings.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 4 to reflect that all of the spin-off operating and capital expenditures will be funded by borrowings. In addition, we have added disclosure to clarify for investors the portion of expansion capital expenditures that we expect to be funded by proceeds from the IPO (currently expected to be $255 million) and the portion of expansion capital expenditures we expect to be funded by borrowings is $689 million over the entire twelve-month period ended December 31, 2015, with an assumed average debt level of $96.9 million during the same period. We anticipate that the entire $255 million of IPO proceeds will be depleted during the twelve-month period ended December 31, 2015 and any additional funding required for our capital expenditures and

Securities and Exchange Commission

December 31, 2014

expansion capital expenditures will be funded by borrowings or by external equity or debt financing transactions, subject to availability and market conditions. We have also provided further disclosure about the limitations on amounts that may be borrowed under the intercompany money pool arrangement. Additionally, we have revised the disclosure under the “Use of Proceeds” to be consistent with the changes described above. Please see pages 59, 71, 74 and 75 of Amendment No. 4.

Financial Statements for the Year Ended December 31, 2013, page F-31

Note 16. Segments of Business, page F-69

2.	We note your response to comment 6 in our letter dated December 3, 2014 and have the following comments:

•	Please tell us why your unregulated businesses appear to have disproportionately contributed to net income during the nine months ended September 30, 2014.

•	Also explain whether you expect the underlying factors that drove the increased significance of these businesses to your profitability to continue in the future and whether you expect the portion of net income attributable to your unregulated businesses to remain around 15%.

•	If you expect your unregulated businesses to remain a material component of your net income, if not addressed in your response to the above bullet points, explain to us the specific types of operations that are driving the increased significance of your unregulated businesses and elaborate on how these specific types of operations are similar to your regulated businesses and/or require little active management.

RESPONSE: We acknowledge the Staff’s comment and note that net income for the unregulated businesses during the nine months ended September 30, 2014 was $30.4 million or 14.85% of the Predecessor’s historical net income. Approximately $13.1 million of this amount, net of tax, resulted from a gain on the conveyance of mineral interest. Disclosure regarding the nature of gains resulting from conveyances of mineral interests is provided in Note 4. “Gain on Sale of Assets” on page F-25 and in Note 1K “Revenue Recognition” on page F-40 of Amendment No. 4. The unregulated portion of our business consists of income from two primary sources: (1) our gathering and processing assets, which are actively managed traditional midstream assets and are included in our Columbia Midstream, LLC (“Columbia Midstream”) subsidiary and (2) other assets, largely comprised of Columbia OpCo’s mineral rights positions, which are passively managed by our Columbia Energy Ventures, LLC (“CEVCO”) subsidiary. Projected net income for Columbia Midstream for the years ended December 31, 2014, 2015 and 2016 is $9.9 million, $21.3 million and $29.9 million, respectively, or 3.4%, 6.3% and 8.1%, respectively, of the Predecessor’s projected net income. Projected net income for CEVCO for the years ended December 31, 2014, 2015 and 2016 is $37.0 million, $40.3 million and $27.0

Securities and Exchange Commission

December 31, 2014

million, respectively, or 12.6%, 11.8% and 7.3%, respectively, of the Predecessor’s projected net income. Due to the immateriality of the Columbia Midstream business and the passive nature of the CEVCO business, their operating results are not separately reviewed by our chief operating decision maker. Accordingly we do not believe that the operations of Columbia Midstream or those of CEVCO should be reported as separate segments, nor do we believe they should be aggregated and reported as a combined segment in accordance with ASC 280.

Our current forecast anticipates that we will have additional gains resulting from conveyances of mineral interests attributable to our more passively managed assets in 2015. Any such conveyance transactions, as well as any resulting gain from such conveyances, are ultimately limited by the number of acres we own. Moreover, conveyances of mineral interests are not expected to be an ongoing component of our business. We own several storage fields within the Marcellus and Utica shale regions. By virtue of owning these storage fields, we also own the drilling rights on these storage fields. We are able to sell these drilling rights to third party drillers resulting in a gain on conveyance. These sales transactions do not require active management.

While we expect the unregulated portion of net income to remain around 15% for the next three years, we further expect it will begin to decrease after such period. For example, the Washington County Gathering project, which is described on page 138 of Amendment No. 4, is expected to increase the gathering revenues at our midstream business and, therefore, offset the reduction of anticipated gains on the conveyance of mineral interests after 2015. However, as described on page 8 of Amendment No. 4, only $185 million of the $4.9 billion in estimated capital costs for the growth projects we expect to complete by the end of 2018 is projected to be spent by the unregulated businesses. As a result, based on the anticipated significant level of investment in our regulated businesses and the resulting increase in net income, we expect a decrease in the percentage of net income contributed by the unregulated businesses over time.

The gathering and processing component of our unregulated businesses is substantially similar in form and function to the regulated interstate pipeline business because the core function of the business is to transport natural gas using pipelines that are not regulated by the Federal Energy Regulatory Commission (the “FERC”).

Both FERC regulated and unregulated pipelines:

•	provide for the transportation of natural gas from the producers to end users;

•	charge for transport using similar rate structures; and

•	are interconnected.

Given the relatively small size of our unregulated midstream operations, the relatively small size of future planned investment, and the similarities in form and function to our regulated businesses, we manage this unregulated midstream transportation of natural gas business together with our regulated transportation of natural gas and storage business and believe it is appropriately included in our single operating segment.

Securities and Exchange Commission

December 31, 2014

Columbia OpCo’s mineral rights are largely owned by CEVCO, and provide revenue through overriding royalties and working interests, as well as conveyances of mineral rights. The management of this mineral rights business generally does not require active day-to-day participation from managers. The results of these operations primarily depend on third-party drilling activity, which results in royalty payments to CEVCO and the periodic mineral rights sales transactions that generate the gains on conveyances as discussed above. The CEVCO business requires very little active management, and given the lack of Columbia OpCo’s participation in third-party drilling activity that drives revenue, we believe it is appropriate to include CEVCO as part of the single operating segment. We will continue to disclose the activity at CEVCO consistent with the disclosure provided in Note 1K on page F-40 and in Note 4 on page F-44 of Amendment No. 4.

As discussed above, due to the immateriality of the Columbia Midstream business and the passive nature of the CEVCO business, their operating results are not separately reviewed by our chief operating decision maker. In addition, we do not believe we should report either business as a separate segment, nor do we believe they should be aggregated and reported as a combined segment. However, should events and circumstances change in the future, we will assess whether multiple segment reporting is required.

Based on our current assumptions, the following chart further illustrates certain current and projected operations for the Predecessor, Columbia Midstream and CEVCO:

[TABLE REDACTED]

Securities and Exchange Commission

December 31, 2014

*        *        *         *        *

In responding to the foregoing Staff comments, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

COLUMBIA PIPELINE PARTNERS LP

By:	CPP GP LLC, its general partner

By:	/s/ Stephen P. Smith
Name:	Stephen P. Smith
Title:	Chief Financial Officer

Enclosures

cc:	Robert E. Smith, CPP GP LLC

Gillian A. Hobson, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Hillary H. Holmes, Baker Botts L.L.P.